Huntington Asset Services, Inc. 2960 N. Meridian St. Ste. 300 Indianapolis, IN 46208

November 15, 2013

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Laura Hatch

The Huntington Funds

SEC File No. 811-05010

Dear Ms. Hatch:

Below please find our additional responses to your comment with respect to the Registrant’s Registration Statement on Form N-14 as filed October 7, 2013 (“Registration Statement”) relating to the reorganization of the Huntington Income Equity Fund into the Huntington Dividend Capture Fund.

Comment: In the paragraph preceding the Expense Examples, please confirm that the statement, “...and expenses were capped for two years in each period for the Huntington Dividend Capture Fund and Huntington Dividend Capture Fund proforma,” given the stated expiration of April 30, 2015.

Response: The expense limitation agreement for the Dividend Capture Fund has been extended to expire on April 30, 2016.

The Registrant acknowledges that:

1)	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.

The Huntington Funds

SEC File No. 811-05010

3)	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any additional questions, or need additional information, please contact me at 513-366-3071.

Sincerely,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

cc:	Mr. Martin Dean, Chief Compliance Officer

Huntington Asset Services, Inc. is a wholly owned subsidiary of Huntington Bancshares Incorporated.